SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                  under the Securities Exchange Act of 1934
                             (Amendment No. 14)

                      Southern Pacific Rail Corporation
                              (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                       (Title of class of securities)

                                 843584 10 3
                                (CUSIP number)

                          Richard J. Ressler, Esq.
                          Assistant General Counsel
                          Union Pacific Corporation
                   Martin Tower, Eighth and Eaton Avenues
                       Bethlehem, Pennsylvania  18018
                               (610) 861-3200
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                               with a copy to:

                            Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York  10022
                          Telephone: (212)735-3000

               This Amendment No. 14 amends and supplements the
          Schedule 13D relating to the beneficial ownership by UP Acquisition Corporation ("Purchaser"), a Delaware corpo-ration and a former wholly owned subsidiary of Union Pacific Railroad Company, a Utah corporation ("UPRR") and an indirect wholly owned subsidiary of Union Pacific Corporation, a Utah corporation ("Parent"), UPRR and Parent of shares of Common Stock, par value $.001 per share (the "Shares"), of Southern Pacific Rail Corpora-tion, a Delaware corporation (the "Company").

               Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Tender Offer Statement on
          Schedule 14D-1 filed with the Securities and Exchange Commission by Purchaser, UPRR and Parent or in the Offer to Purchase referred to therein.

          ITEM 4.   PURPOSE OF TRANSACTION.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RE-
                    LATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

               On July 3, 1996, the Surface Transportation Board ("STB"), the successor to the Interstate Commerce Com-mission, held a voting conference at which the STB voted to approve the proposed Merger subject to imposition of certain conditions. A final written decision of the STB regarding the proposed Merger is expected on August 12, 1996. On July 3, 1996, Parent issued a press release, a copy of which is attached hereto as Exhibit (g)(8) and incorporated herein by reference.

               On June 25, 1996, Purchaser was merged with and into UPRR, with UPRR as the surviving corporation. Shortly thereafter, UPRR declared a dividend of the voting trust certificates representing beneficial inter-ests in the Shares (the "Voting Trust Certificates") and distributed the Voting Trust Certificates to UPRR's shareholders. The Voting Trust Certificates held by one of such shareholders were subsequently distributed to Parent so that the Voting Trust Certificates are cur-rently held by Parent and Union Pacific Merger Co., a Delaware corporation and a wholly owned subsidiary of Parent ("Mergerco"). Accordingly, Purchaser is no lon-ger a filing party with respect to this Schedule 13D and Mergerco has become a filing party hereto.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               On July 3, 1996, Parent issued a press release relating to the STB's decision at the voting conference. A copy of the press release is attached hereto as Exhib-it (g)(8) and is incorporated herein by reference.


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, com-plete and correct.

          Dated:  July 9, 1996          UNION PACIFIC CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  July 9, 1996          UNION PACIFIC MERGER CO.

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Vice President


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  July 9, 1996          UNION PACIFIC RAILROAD COMPANY

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                 EXHIBIT INDEX

          (g)(8)    Text of press release issued by Parent on July
                    3, 1996.